December 27, 2006

FILED VIA EDGAR

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to the requirements of Rule 17g-1(g)(1) under the Investment Company Act of 1940 (“1940 Act”), the following documents are enclosed with this letter:

1. a copy of the joint fidelity bond for: S&P 500 GEARED Fund Inc., Defined Strategy Fund Inc., Dow 30 Premium & Dividend Income Fund Inc., S&P 500 Covered Call Fund Inc., Small Cap Premium & Dividend Income Fund Inc., Enhanced S&P 500 Covered Call Fund Inc., and Global Income & Currency Fund Inc.;

2. a copy of the resolutions of a majority of the Board of Directors who are not “interested persons” of the registered management investment companies set out above approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by such companies;

3. a statement showing the amount of the single insured bond that each investment company would have provided and maintained had it not been named as an insured under a joint insured bond; and

4. a copy of the Agreement dated as of October 26, 2006 between each of the investment companies set out above pursuant to Rule 17g-1(f) under the 1940 Act.

The premium for the joint fidelity bond has been paid for the period of October 26, 2006 through October 26, 2007.

If you have any questions regarding this filing, please contact Colleen R. Rusch at 212- 449-6577.

Very truly yours,

/s/ Colleen R. Rusch
Colleen R. Rusch
Vice President